June 23, 2010

VIA EDGAR

Mr. Matt McNair

Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

File No. 001-33326

Dear Mr. McNair:

This will confirm our telephone conversation of June 22, 2010 in which I requested, on behalf of People’s United Financial, Inc. (the “Company”), an extension of time to respond to the comment letter dated June 18, 2010 from the staff of the Securities and Exchange Commission (the “Commission”).

Based on our conversation, it is my understanding that the deadline for the Commission’s receipt of the Company’s response has been extended to July 16, 2010. Please contact me immediately if this understanding is incorrect. Thank you.

Sincerely,

/s/ Robert E. Trautmann
Robert E. Trautmann
General Counsel
People’s United Financial, Inc.